                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A

                                Amendment No. 3


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           VITAL LIVING PRODUCTS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

         DELAWARE                                56-1683886
 -------------------------------        ------------------------------------
 (State or other jurisdiction of        (I.R.S. Employer Identification No.)
 incorporation or organization)

   5001 Smith Farm Road, Matthews, NC                28104
 ----------------------------------------          ----------
 (Address of principal executive offices)          (Zip Code)


Issuer's telephone number, including area code       (704) 821-3200
                                               ----------------------------


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered



-------------------------------------     -----------------------------------


-------------------------------------     -----------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, $0.01 par value
                          -----------------------------
                                (Title of Class)

PART I

ITEM 1.        DESCRIPTION OF BUSINESS

GENERAL

         Vital Living Products, Inc. (the "Company", which may be referred to as "we", "us" or "our"), was incorporated in North Carolina in January 1990. On December 23, 1991 the Company merged into a Delaware corporation bearing the same name as a result of which the Company became a Delaware corporation.

         We do business under the name American Water Service and sell a variety of water treatment and testing products and services, including home water test kits, water treatment equipment and high purity drinking water vended from machines placed at retail locations.

         We began as a manufacturer and distributor of two proprietary drinking water programs: The Drinking Water Machine(TM) and The Raindrop Shoppe(TM). The Drinking Water Machine(TM) was the first in-store water bottling program for grocery stores. The Raindrop Shoppe(TM) provided consumers with an in-store water vending program.

         In April 1992, we consummated an initial public offering of our shares of common stock at $3.25 per share. During the first twelve months of trading on the Nasdaq Stock Market our stock price fell to $.25 per share. The following year operational losses completely depleted all cash raised from the initial public offering.

         In March 1993, the chairman of our board, C. Wilbur Peters, made changes in management personnel, personally assumed the role of president and chief executive officer and began funding the Company's operations using his own financial resources. Soon thereafter, the Company halted placements of the unprofitable Drinking Water Machine(TM) and Raindrop Shoppe(TM) and began installing self-serve coin-operated water vending machines on revenue share programs with retailers.

         In March 1994, our common stock, trading as low as $.04 per share, ceased to be traded on the Nasdaq Stock Market. Since then it has been traded on the Nasdaq OTC Bulletin Board. Vending machine installations continued to grow, however, and in 1994 we began selling water treatment equipment for home and commercial use.

         In 1995 we began developing a line of home water test kits designed to enable consumers to test the safety and quality of their home's tap water. In late 1996 we launched the first of our PurTest(R) line of home water testing products, our PurTest(R) Bacteria test kit. By the fall of 1997 we had a comprehensive home water test kit product line on the market. Since then, because we believe the continued development of our PurTest(R) line of products offers the best opportunity to grow our business, it has been our primary focus.


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

WATER TESTING PRODUCTS

         We are currently the only U.S. provider of a comprehensive set of home water test kits. Our PurTest(R) line of test kits includes: PurTest(R) Bacteria, Nitrate, Nitrite; PurTest(R) Lead; PurTest(R) Iron Hardness Plus; PurTest(R) Pesticide; and PurTest(R) Home Water Analysis Kit.

         Concern with the safety of water is growing in the United States as well as in other countries. According to a recent study conducted by the Water Quality Association, a water industry group, many Americans are concerned about their water and want to know more about what is in their water. In the United States there are over 16 million private drinking wells which the Environmental Protection Agency (the "EPA") recommends be tested annually for nitrates and coliform bacteria and more frequently for pesticides if a problem is suspected. We developed our PurTest(R) line of home water test kits to provide people concerned with the safety of their water with an alternative to laboratory testing:

     o Our PurTest(R) Bacteria, Nitrate, Nitrite test kit utilizes EPA based methods to determine the absence or presence of coliform bacteria and instantly shows whether or not water is above or below the EPA safe standards for nitrates or nitrites. This test kit typically retails for around $13.00.

     o Our PurTest(R)Pesticide test kit tests for 13 triazine elements and produces results in less than eight minutes. This test kit typically retails for around $13.00.

     o Our PurTest(R) Iron Hardness Plus test kit instantly tests for eight items including iron, hardness, copper, nitrates, nitrites, chlorine, water pH, and alkalinity. This test kit typically retails for around $6.00.

     o Our PurTest(R)Lead test kit detects lead down to the EPA safe standard of 15 ppb (parts per billion) and produces results in less than one hour. This test kit typically retails for around $15.00.

     o Our comprehensive PurTest(R) Home Water Analysis kit includes the Bacteria, Nitrate, Nitrite kit, Iron Hardness Plus kit, and Lead test kit, allowing the user to screen water for 12 contaminants and conditions without needing to use a laboratory. This comprehensive test kit typically retails for around $30.00.

         We market our PurTest(R) line of products as a quick and inexpensive alternative to laboratory testing. Recommended uses include initial and regular follow-up testing to ensure continued water safety as well as testing following the installation of water treatment products to verify treatment effectiveness. Each of our test kits includes a toll-free number the customer can call to obtain free advice from our trained employees regarding water safety and available water treatment products.

         PurTest(R) products are available through our website
(www.americanwaterservice.com) and nationwide at retailers including Ace Hardware, Lowe's, HomeBase, Menards, Meijers, Savon Drugs, Osco Drugs and many Home Depots, as well as water treatment dealers, water well drillers and other independent retailers and

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building centers. Through various international distributors, PurTest(R)
products are sold internationally in 18 countries.

         Component parts for PurTest(R) products are manufactured for us to our specifications by various suppliers. The principal active components are test strips of paper and powders designed for mixing with water samples. The test strips and powders contain chemical compounds that cause the test strip or water sample to change color to indicate the presence of the items being tested. These test strips and powders are supplied to us on an exclusive basis pursuant to marketing and manufacturing agreements we have entered into with four different suppliers which prohibit the supplier from selling them to other manufacturers or directly to consumers. We consider such exclusive arrangements to be important because of the time and effort invested in locating such suppliers, developing specifications and coordinating product development with such suppliers, and to keep competitors from obtaining the benefit of our product development work without making such investment themselves. We have one contract with a supplier of test strips which has a five-year term expiring in July 2004 and which automatically renews for one year terms unless it is terminated at least 60 days prior to its expiration. The remaining three contracts, each with a supplier of powder, are intended to be long-term but permit the supplier to terminate on 120 days notice. However, if any such contract is so terminated the supplier is required to provide us with all technical information necessary for us to either produce the powder ourselves, or have another supplier produce the powder for us. All component parts we use, including those supplied to us on an exclusive basis, can be purchased from other manufacturers. We believe the arrangements we have developed with our suppliers are adequate to meet our current needs. There can be no assurance, however, that we could obtain component parts from other manufacturers on terms as favorable as those we have with our current suppliers. We assemble and package the final product at our facilities in Matthews, North Carolina.

WATER TREATMENT EQUIPMENT AND SERVICES

         We also sell and service water treatment products for both home and office use. Our Puritron(TM) unit utilizes reverse osmosis technology to produce high purity drinking water at a location's primary drinking water faucet by filtering out contaminants such as dirt, sediment, dissolved solids, viruses, organic molecules, pesticides and chlorine. We sell Puritron(TM) units at wholesale to water treatment dealers for about $250 and will sell a unit to a retail customer with installation for around $600. We also offer Puritron(TM) service plans to customers for $20 to $30 per month. All new Puritron(TM) units we sell to consumers come with a five year limited warranty.

         Our PurGuard(R) unit utilizes ultraviolet technology to treat bacteria in water and is designed to treat water at its entry point into a household so that treated water is available throughout the household. We sell PurGuard(R) units at wholesale to water treatment dealers for between $200 and $300 and will sell a unit to a retail customer with installation for between $600 and $800. We also offer PurGuard(R) service plans to customers for $19.95 per month. All new PurGuard(R) units we sell come with a seven year limited warranty.

         We also offer a complete line of point of entry water treatment products including among other items softeners, neutralizers and iron filters and sell other water treatment products including replacement bulbs and filters and American Aqua(R) brand counter-top and shower head filtration products. We offer financing on the installed water treatment products we sell to customers with satisfactory credit ratings.

         On a parts and labor basis, within the greater Charlotte, North Carolina region we service all water treatment products we sell as well as all other water treatment products available on the market.

         Because we install and service most water treatment units we sell directly, our retail water treatment equipment business is limited geographically primarily to the greater Charlotte, North Carolina region. However, our full line of water treatment products is available for purchase though our website and our PurGuard(R) line of products is sold nationwide by Lowe's and by many water treatment dealers.

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

         Our water treatment units are built for us to our specifications by various suppliers. We believe other sources of supply for such products are available and therefore do not believe the loss of any one of our current suppliers would have a material adverse effect on our operations.

VENDING MACHINES AND MISTING SYSTEMS

         We also sell drinking water dispensed to consumers through self-service vending machines as well as high purity water used by grocery stores in produce-misting systems. Our vending machines dispense high quality, low priced drinking water under the brand name "America's Purist Water." We charge around $.35 per gallon for water dispensed by our machines.

         We place our vending machines inside or outside retail stores and have revenue sharing arrangements with the stores. Establishments with whom we have such agreements include K-Mart, Harris Teeter, Kroger, Winn Dixie, Hannaford and The Pantry stores. In some locations, in addition to vending water to consumers, our machines are used to purify water used in produce-misting systems we maintain for grocers. In other locations, we place machines used solely to provide water for produce-misting systems.

         Our vending machines utilize a combination of reverse osmosis, activated carbon, sediment filtration and/or ultra violet disinfection to process and treat water.

         We had approximately 200 vending and misting units in operation as of December 31, 1999 placed in various locations in Georgia, North Carolina, South Carolina, Tennessee, Virginia and West Virginia.

         Our water vending and misting units are built for us to our specifications by various suppliers. We believe other sources of supply are available and therefore do not believe the loss of any one of our current suppliers would have a material adverse effect on our operations

MAJOR CUSTOMERS

         Sales to three major customers comprised approximately 18%, 13% and 13% of our total 1999 sales. Sales to one major customer comprised approximately 15% of our total 1998 sales.

COMPETITION

         While there are various companies that offer home water testing kits that compete directly with one or more of our individual PurTest(R) products, our PurTest(R) product line is the most comprehensive set of home water test kits available to U.S. retailers and consumers. Because we are able to offer retailers the ability to purchase a comprehensive line of products from a single supplier we believe retailers are more likely to purchase product from us so they may avoid having to deal with multiple suppliers. By adding to their product offerings, however, other firms could develop similarly comprehensive lines of products. Also, companies not currently involved in the home water test kit market could enter it by developing competing lines of products. Potential competitors could include larger companies which have greater financial, development, marketing and distribution resources than we do.

         In addition, laboratory testing which is available nationwide competes directly with our water test kit business. In many locations, laboratory testing is offered by health departments and

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other governmental agencies or by local commercial laboratories that will test water for a fee. There are also a number of laboratories that offer mail-order water testing services. In many areas water treatment equipment dealers offer free home water testing as a part of their marketing efforts.

         We believe our home water test kits offer significant competitive advantages over laboratory testing. Our test kits are generally less expensive than other available testing services and are also more convenient since the user performs the test right at the source without needing to bring or mail a sample to a laboratory or schedule an appointment with a technician. Our PurTest(R) products also generally produce results much more quickly than laboratory alternatives. Because PurTest(R) products are utilized at the home there is no danger of sample contamination as can happen when samples are sent through the mail to laboratories. Also, users of our PurTest(R) products, unlike users of the free water testing performed by water treatment dealers, can quickly and inexpensively test their water without being subject to any unwanted sales pitch.

         The water treatment industry is highly competitive. Our water treatment equipment business competes with many local, regional and national water treatment dealers and their franchisees. Some of our competitors are larger companies which have significantly greater resources than we do. We believe that because our current supply arrangements are favorable we are able to offer more competitive prices on our water treatment products than many of our competitors and that our PurGuard(R) unit features technology superior to that of many competing products. We also believe our ability to service all makes and models of water treatment equipment gives us a competitive advantage over many other water treatment equipment servicers.

         Our water vending business competes in the non-sparkling segment of the highly competitive bottled water market with companies that deliver water to homes and offices, off-the-shelf marketers and other vending machine operators as well as with water treatment products similar to our Puritron(TM) and PurGuard(R) units available on the market. Many of our vending business's competitors, including water vending companies like Glacier Water Services (Glacier), as well as bottled water companies like the Perrier Group (Poland Spring), have significantly greater resources than we do. In addition, there are a number of smaller companies that place water vending machines in territories we serve and compete directly with our vending business. Because our vending business's primary competitive advantage over water delivery services and off-the-shelf marketers is price, a substantial decline in the price of either delivered or off-the-shelf bottled water could adversely affect the demand for water dispensed from our vending machines.

REGULATION

         The water industry is subject to a variety of federal, state and local laws and regulations. Various state laws and regulations require us to obtain licenses for our vending machines, pay annual license and inspection fees, comply with certain detailed design and quality standards regarding our vending machines and our vended water, and continuously control the quality of our vended water. In some states our vending machines are subject to routine and random state-conducted regulatory quality inspections. Installation of our water treatment products is generally subject to local plumbing codes. Although we believe we are operating in substantial compliance with these laws and regulations, they and their interpretations and enforcement are subject to change. There can be no assurance that additional or more stringent requirements will

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not be imposed on our operations in the future. Failure to comply with such current or future laws and regulations could result in the imposition of fines, a temporary shutdown of our vending operations, the loss of certification to sell our vended water or, even in the absence of governmental action, a reduction in our profit margins based on increases in licensing or inspection fees payable by us or other additional compliance costs.

EMPLOYEES

         As of December 31, 1999, we had a total of 20 full time employees and two part time employees. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

ITEM  2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion should be read in conjunction with the Company's Financial Statements and the related notes thereto attached hereto beginning at page F-1.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31,
1999

         Increasing sales of our PurTest(R) line of products was our primary focus in 1998 and 1999. We sought to increase sales primarily by developing relationships with national chain stores like Menards, which began selling PurTest(R) products in September 1999, and regional chain stores like HomeBase, which began selling PurTest(R) products in August 1999. We also sought to increase consumer awareness of PurTest(R) products by obtaining endorsements from organizations like the American Quality Institute, which awarded the PurTest(R) product line its "Consumer Product Award" for 1999 and 2000, and "Today's Homeowner" magazine which selected our PurTest(R) product line as one of its "Best New Products for 2000."

         Revenues from operations for 1999 increased 39% to $1,947,021 from $1,396,112 in 1998. The large increase in operating revenues was primarily the result of a 104 % increase in sales of our PurTest(R) line of products, which grew from $586,451 in 1998 to $1,196,090 in 1999. Sales of our PurTest(R) products improved principally as a result of the successful implementation of our efforts to expand distribution of such products at the retail level. Due chiefly to a shift in focus and resources toward development of our PurTest(R) line of products, revenues from the sales and service of water treatment equipment decreased 7% from $436,048 in 1998 to $405,319 in 1999 and revenues from our water vending and misting operations decreased 4% from $352,871 in 1998 to $339,367 in 1999.


         Primarily as a result of both our securing a five year contract with a test strip provider, which enabled us to obtain test strips at a lower cost and resulted in total cost savings in 1999 of approximately $35,000, and improvements in operating efficiencies made possible by our increased production of PurTest(R) products, gross margin increased to 32% in 1999 from 21% in 1998. We would anticipate continued improvement in operating efficiencies, and therefore in gross margin, to the extent we are able to execute our strategy of expanding distribution of our PurTest(R) products.


         Loss from operations only was reduced to $431,572 in 1999 from $603,695 in 1998. Expense items contributing to this loss included product development costs of $47,000 in 1999, up from $0 in 1998; sales and marketing costs for our PurTest(R) line totaling $304,936 in 1999, up 63% from $187,605 in 1998; and professional fees, primarily associated with the Company's debt restructuring which were $91,161 in 1999, up from $53,309 in 1998. We anticipate incurring a relatively high level of sales and marketing costs as we continue to focus on increasing sales of our PurTest(R) line of products and anticipate incurring a relatively high level of professional fees associated with our becoming a public reporting company. We also may incur further development costs in connection with the expansion of our PurTest(R) product line.

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


         Net loss for 1999 was $795,119, compared to a net loss of $1,075,594 in 1998. Net loss improved primarily because of a decrease in interest expense from $479,796 in 1998 to $369,951 in 1999. Interest expense was reduced as a result of the elimination during 1999 of debt owed to C. Wilbur Peters, Chairman of our board. On June 30, 1999, Mr. Peters forgave approximately $2,150,000 of our debt to him and on November 5, 1999, Mr. Peters released and discharged the balance due on our $3,035,529 promissory note to him in exchange for our issuing 31,290 shares of our Series B, Class B preferred stock to Mr. Peters.


LIQUIDITY AND CAPITAL RESOURCES


         We have incurred operating losses each year since our inception. Throughout that time C. Wilbur Peters, chairman of our board, or entities controlled by Mr. Peters have funded our operations by lending money to us and by leasing equipment to us used in our business. Under a $400,000 promissory note dated September 1, 1992 issued by us to CTF, Inc., a non-profit corporation controlled by Mr. Peters, we owed approximately $403,500 at December 31, 1999. This note is payable on demand and bears interest at prime plus 2%. As of June 30, 1999 our total indebtedness to Mr. Peters for money borrowed and for accrued and unpaid amounts due under equipment leases was approximately $5,180,000. On June 30, 1999 Mr. Peters forgave approximately $2,150,000 of our debt to him and on November 5, 1999 Mr. Peters released and discharged the balance due on our $3,035,529 promissory note to him in exchange for our issuing 31,290 shares of our Series B, Class B preferred stock to Mr. Peters. On July 1, 1999, we established a line of credit with Mr. Peters in the amount of $750,000 evidenced by a promissory note bearing interest at the LIBOR Market Index Rate plus 1.50%, due and payable on June 30, 2001. At December 31, 1999, the outstanding balance of that note was $37,752. Mr. Peters has no legal obligation to make advances upon that note.


         Net cash used by operating activities was $430,333 in 1998 and $251,177 in 1999. In both such years cash to fund such negative cash flows was obtained from the financing arrangements described above. We do not expect positive cash flows from our operations during 2000 and into 2001. Even if we are successful in continuing to expand our product distribution, we expect that such expansion will continue to require additional cash. We believe that our cash on hand, cash generated from operations, and advances on our current line of credit (which Mr. Peters is not obligated to make) will enable us to continue our operations through July 2001. No assurance can be given, however, that Mr. Peters will continue to advance funds under the line of credit, that such funds will satisfy our needs for such period or that, if needed, additional funds will be available. If we are unable to obtain any such additional necessary financing our financial condition and results of operations could be materially adversely affected.

CAUTIONARY STATEMENT AS TO FORWARD LOOKING INFORMATION

         Statements in this report as to projections of future financial or economic performance of the Company, and statements of our plans and objectives for future operations are "forward looking" statements, and are being provided in reliance upon the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause actual results or events to differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements include: general economic conditions in our markets including inflation; recession; increased competition from existing competitors and from any new entrants in our markets; any loss of key management personnel; changes in governmental regulations applicable to

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our business; and the availability of additional funding necessary to support our operations in the event our currently available funding sources prove inadequate or unavailable.

ITEM 3.       DESCRIPTION OF PROPERTY

         Our principal office and operating facilities are located in Matthews, North Carolina, in a building that we lease. The building, which contains approximately 2,300 square feet of office and 10,700 square feet of warehouse space, is in good condition. Our lease is for a term ending March 31, 2002, subject to extension at our option for an additional two years, at a monthly rate of $3,400. We believe that our current facilities will be adequate to meet our needs for the foreseeable future and that suitable additional or alternative space will be available if needed.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of February 15, 2000, certain information regarding beneficial ownership of our common stock by:

         o each person or group of affiliated persons we know to be the beneficial owner of 5% or more of our outstanding shares of common stock

         o        each director

         o        each executive officer; and

         o        all directors and executive officers as a group



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


         NAME AND ADDRESS                   SHARES OF COMMON         PERCENT OF COMMON
         OF BENEFICIAL OWNER(1)             STOCK OWNED(2)           STOCK OUTSTANDING
         ----------------------             ----------------         -----------------

         C. Wilbur Peters                       2,294,057(3)                 52.69%
         2004 Valencia Terrace
         Charlotte, NC 28226

         Donald R. Podrebarac                     622,200(4)                 17.79%
         1154 Baron Road
         Weddington, NC 28173

         Larry C. Pratt                           373,888(5)                 11.00%
         5001 Smith Farm Road
         Matthews, NC 28104

         Duane G. Hansen                             --                    --
         1999 Candlewick Drive
         Fort Mill, SC 29715

         Phil Divine                                 --                    --
         2235 Ramblewood Lane
         Charlotte, NC 28210

         CTF, Inc.                              1,294,056(6)                 38.58%
         2004 Valencia Terrace
         Charlotte, NC 28226

         Brian E. Huey                            230,000                     7.42%
         1629 Stevens Ridge Road
         Matthews, NC 28105

         Gary Moore                               160,000(7)                  5.16%
         c/o McKinney Reese McAlister
            & Company
         P.O. Box 25579
         Greenville, SC 29616-0579

         All Directors and executive            3,290,144(3)(4)(5)           65.10%
          officers as a group (5 persons)

--------------------------------
(1) The information about ownership was furnished to the Company by the indicated beneficial owners, except for information with respect to Gary Moore which was provided to us by our transfer agent.

(2) All shares are owned directly and with sole voting and dispositive power except as otherwise noted.

(3) Includes 1,038,501 shares held by CTF, Inc. and 255,556 shares issuable upon conversion of the 575,000 shares of Series A, Class B preferred stock owned by CTF, Inc. as well as 1,000,000 shares subject to presently exercisable options owned directly by Mr. Peters. Mr. Peters and his wife are the sole directors of CTF, Inc., a non-profit corporation. As such they have the sole power to vote and dispose of the shares owned by CTF, Inc.

(4) Includes 212,200 shares owned jointly by Mr. Podrebarac and his wife and 400,000 shares subject to presently exercisable options held by Mr. Podrebarac.

(5) Includes 300,000 shares subject to presently exercisable options held by Mr. Pratt.

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

(6) Includes 255,556 shares obtainable upon conversion of the 575,000 shares of Series A, Class B preferred stock owned by CTF, Inc.

(7) Includes shares registered in the name of Gary Moore, which are the only shares known by us to be owned by Mr. Moore.



SERIES A PREFERRED STOCKHOLDERS RIGHT TO ELECT MAJORITY OF BOARD OF DIRECTORS

         Pursuant to the terms of our Certificate of Incorporation, if by June 30, 1996 we have not redeemed all outstanding shares of Series A, Class B preferred stock or if we fail to make two quarterly dividend payments in any one year on such shares, the holders of our shares of Series A, Class B preferred stock are entitled to elect a majority of our board of directors. Currently all our outstanding shares of Series A, Class B preferred stock are owned by CTF, Inc., a non-profit corporation controlled by C. Wilbur Peters, chairman of our board. We have not redeemed any shares of our Series A, Class B preferred stock and have not made any quarterly dividend payments on such shares since June 1992. As a result, since January 1993 CTF, Inc. has been entitled to elect a majority of our board of directors. CTF, Inc. will continue to have the right to elect a majority of our board of directors until we have redeemed all outstanding shares of our Series A, Class B preferred stock.

ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

         Our directors and executive officers are as follows:



  NAME &
  DIRECTOR SINCE          AGE    POSITION
  --------------          ---    --------
  Donald R. Podrebarac    50     Chief Executive Officer, President and Director
  1993

  C. Wilbur Peters        77     Chairman of the Board, Treasurer and Director
  1990

  Larry C. Pratt          50     Vice President, Secretary and Director
  1990

  Duane G. Hansen         69     Director
  1993

  Phil Divine             54     Director
  1993

         Our board of directors has five members. All directors currently hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. There are no family relationships between any of our directors or executive officers.

         Donald R. Podrebarac has served as our Chief Executive Officer and President since 1996 and has also served on our board of directors since 1993. Mr. Podrebarac served as Executive Vice President from 1994 to 1996. From 1992 to 1994 Mr. Podrebarac served as a consultant to the Company. From 1991 to 1992 Mr. Podrebarac served as President of Alsaka Falls Bottling Company, a bottled water company and a wholly-owned subsidiary of Liqui-box Corporation, a

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publicly-traded bottled water company. From 1982 to 1989 Mr. Podrebarac served as President of Ambrosia Premium Water Company, a bottled water company founded by Mr. Podrebarac.

         C. Wilbur Peters has served as a director since our inception in 1990. He has served as Chairman of the Board and Treasurer since 1993. From 1993 to 1996 Mr. Peters served as Chief Executive Officer and President. Mr. Peters was the founder, Chief Executive Officer and President of Minnesota Fabrics, Inc., a publicly-traded piece goods retail company which was acquired by Hancock Fabrics, Inc., a fabric retailer, in 1985. Since 1985 Mr. Peters has been President and director of CTF, Inc., a non-profit corporation.

         Larry C. Pratt has served as a director since our inception in 1990. He has served as Vice President and Secretary since 1993. Since 1989 Mr. Pratt has served as a venture consultant for C. Wilbur Peters in connection with Mr. Peters' private investments. From 1985 to 1989 Mr. Pratt served as Administrative Manager of Hancock Fabrics, Inc, a fabric retailer.

         Duane G. Hansen joined our board of directors in 1993. Mr. Hansen was Group Vice President of Minnesota Fabrics, Inc. at the time of its acquisition by Hancock Fabrics, Inc. in 1985 and continued as Vice President until 1987. Since 1987 Mr. Hansen has been self-employed and from 1991 to 1996 he served as York County (S.C.) Republican Chairman.

         Phil Divine joined our board of directors in 1993. Since 1999 Mr. Divine has served as Director of Management Development and Training for Osprey Systems, Inc., an electronic commerce consulting firm. From 1997 to 1999 Mr. Divine served as Chief Information Officer for Osprey Systems. From 1996 to 1997 Mr. Divine served as Practice Manager for Osprey Systems. From 1995 to 1996 Mr. Divine was a consultant for Phil Divine, Inc., a management consulting firm.

ITEM 6.    EXECUTIVE COMPENSATION

EXECUTIVE AND DIRECTOR COMPENSATION

         Executive Compensation. Mr. Podrebarac is our only employee who receives compensation in excess of $100,000 per year. Mr. Podrebarac's salary is $122,751 per year. We pay the premiums on a $500,000 term life insurance for the benefit of Mr. Podrebarac and reimburse him for operating and maintenance expenses on his vehicle. We also may from time to time in our discretion pay performance bonuses to Mr. Podrebarac. Mr. Podrebarac is eligible to receive options to purchase shares of our common stock pursuant to our 1991 Stock Option Plan.

         Director Compensation. We pay each outside director a $500 fee for each meeting of the board of directors attended. Directors who are officers or employees of the Company receive no additional compensation for serving as directors. We reimburse all directors for all reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and any of its committees.

         The following table shows the compensation paid by us for each of the years ended December 31, 1999, December 31, 1998 and December 31, 1997, respectively, to or for the account of Donald R. Podrebarac, our Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                   COMPENSATION
                                                                      AWARDS       ALL OTHER
NAME AND PRINCIPAL         FISCAL       SALARY         BONUS      -------------  COMPENSATION
    POSITION               YEAR           ($)           ($)        OPTIONS (#)       ($)
------------------         ----        ---------     ---------    -------------  ------------

Donald R. Podrebarac       1999        121,962          --              --        998(1)
President & CEO            1998        116,234        5,000             --        998(1)
                           1997        110,450          --            500,000     998(1)

--------------------

(1) Represents value of term life insurance premiums paid by us for the benefit of Mr. Podrebarac.

         The following table sets forth information relating to the exercise of options by Mr. Podrebarac during the year ended December 31, 1999 and the year-end value of his unexercised stock options.

                         AGGREGATED OPTION EXERCISES IN
                         1999 AND YEAR-END OPTION VALUES

                                                    NUMBER OF            VALUE OF
                                                    SHARES UNDERLYING    UNEXERCISED IN-THE-
                                                    UNEXERCISED OPTIONS  MONEY OPTIONS
                         SHARES                     AT YEAR-END (#)      AT YEAR-END ($)
                         ACQUIRED                   -------------------  -------------------
                         ON              VALUE      EXERCISABLE/         EXERCISABLE/
    NAME                 EXERCISE      REALIZED     UNEXERCISABLE        UNEXERCISABLE
    ----                 --------      --------     -------------        -------------
Donald R. Podrebarac        --            --        500,000/0             1,000,000(1)/0


-------------------

(1) Based on the closing price of the Company's common stock as quoted on the Nasdaq OTC Bulletin Board on December 31, 1999 ($2.13 per share).

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Since our inception our primary lender has been C. Wilbur Peters, chairman of our board, or entities controlled by Mr. Peters. Under a $400,000 promissory note dated September 1, 1992 issued by us to CTF, Inc., a non-profit corporation controlled by Mr. Peters, we owed approximately $403,500 at December 31, 1999. This note is payable on demand and bears interest at prime plus 2%. As of June 30, 1999, our total indebtedness to Mr. Peters for money borrowed and for accrued and unpaid amounts due under equipment leases with Mr. Peters was approximately $5,180,000. Effective June 30, 1999 and as an accommodation to the Company, Mr. Peters executed an Instrument of Forgiveness of Indebtedness in favor of the Company pursuant to which Mr. Peters released and discharged approximately $2,150,000 of the Company's indebtedness to him.

         On November 5, 1999, Mr. Peters and the Company entered into an Exchange Agreement pursuant to which the balance due under our $3,035,535 promissory note to Mr. Peters and title to certain equipment being leased by the Company from Mr. Peters were exchanged for the issuance of 31,290 shares of the Company's Series B, Class B preferred stock to Mr. Peters.

ITEM 8.       DESCRIPTION OF SECURITIES

GENERAL

         The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $0.01 per share, 3,303,375 shares of Class A preferred stock, par value $.01 per share), and 1,000,000 shares of Class B preferred stock, par value $0.01 per share. Our Certificate of Incorporation provides that shares of Class B preferred stock may be issued in one or more series with relative rights, preferences and limitations as fixed by our board of directors. To date our board of directors has established two different series of shares of Class B preferred stock, denominated Series A, Class B preferred stock and Series B, Class B preferred stock, respectively. 575,000 shares of Series A, Class B preferred stock have been authorized, 31,290 shares of Series B, Class B preferred stock have been authorized and 393,710 shares of Class B preferred stock remain undesignated and are available for issuance. As of February 15, 2000 we had 3,320,298 shares of common stock outstanding, 3,303,375 shares of Class A preferred stock outstanding, 575,000 shares of Series A, Class B preferred stock outstanding and 31,290 shares of Series B, Class B preferred stock outstanding.

VOTING RIGHTS

         Each holder of common stock is entitled to one vote per share on any matter requiring a shareholder vote. Our shares of common stock do not have cumulative voting rights in the election of directors, and directors are elected by a plurality of the votes cast for nominees for the positions to be filled by shareholder vote. Holders of shares of preferred stock have no general voting rights other than as required by law. If, however, by June 30, 1996 we have not redeemed all outstanding shares of Series A, Class B preferred stock or if we fail to make two quarterly dividend payments in any one year on such shares, the holders of our shares of Series A, Class B preferred stock are entitled to elect a majority of our board of directors. We have not redeemed any shares of our Series A, Class B preferred stock and have not made any quarterly dividend payments on such shares since June 1992. As a result, since January 1993 the sole holder of our shares of Series A, Class B Preferred stock, CTF, Inc., a non-profit corporation controlled by the chairman of our board, C. Wilbur Peters, has been entitled to elect a majority of our board of directors. CTF, Inc. will continue to have the right to elect a majority of our board of directors until we have redeemed all outstanding shares of our Series A, Class B preferred Stock. Consequently, the holders of our shares of common stock are entitled to elect only two members of our five member board of directors.

DIVIDEND RIGHTS

         Holders of our shares of Class A preferred stock are not entitled to receive any dividends on such shares.

         Holders of our shares of Series A, Class B preferred stock are entitled to a cumulative quarterly dividend of 12% per year based on a per share value of $2.00 per share ("Series A, Class B Dividends"). Series A, Class B Dividends accrue on a daily basis whether or not declared and whether or not we have sufficient legally available funds to pay them. Series A, Class B Dividends are payable prior and in preference to any other distributions payable with respect to any other classes or series of our capital stock.

         After all accrued Series A, Class B Dividends have been paid, holders of our Series B, Class B preferred stock are entitled to dividends of up to $12.00 per share per calendar year (noncumulative) as declared by our board of directors and prior and in preference to any other distributions payable with respect to any other classes or series of our capital stock ("Series B, Class B Dividends").

         After payment of all accrued Series A, Class B Dividends and payment of $12.00 per share of Series B, Class B Dividends in a calendar year, and any preferred dividends declared on any other series of Class B preferred stock that may be designated in the future, holders of our shares of common stock are entitled to dividends as declared by our board of directors. The determination and declaration of dividends on our shares of Series B, Class B preferred stock and our shares of common stock is within the discretion of the board of directors subject to legal limitations.

LIQUIDATION RIGHTS

         Upon our liquidation holders of our shares of Series A, Class B preferred stock are entitled to a liquidation preference of $.01 per share prior and in preference to any other distributions payable with respect to any other classes or series of our capital stock (the "Series A, Class B Liquidation Preference").

         Upon our liquidation and following payment of the Series A, Class B Liquidation Preference, holders of our shares of Series B, Class B preferred stock are entitled to a liquidation preference of $10.00 per share prior and in preference to any other distributions payable with respect to any other classes or series of our capital stock (the "Series B, Class B Liquidation Preference").

         Upon our liquidation and following payment of the Series A, Class B Liquidation Preference and the Series B, Class B Liquidation Preference, holders of our shares of Class A preferred stock are entitled to a liquidation preference of $.01 per share prior and in preference to any other distributions payable with respect to any other classes or series of our capital stock (the "Class A Liquidation Preference").

         Upon our liquidation and following payment of the Series A, Class B Liquidation Preference, the Series B, Class B Liquidation Preference and the Class A Liquidation Preference, and any liquidation preference on any other series of Class B preferred stock that may be designated in the future, our remaining assets are available for distribution to holders of our shares of common stock.

CONVERSION RIGHTS; COMPANY'S RIGHT TO REDEEM SHARES OF PREFERRED STOCK

         Our Certificate of Incorporation provides that, subject to adjustment for stock dividends, subdivisions, combinations, reorganizations and reclassifications, each share of our Class A preferred stock is convertible at the holder's election into one share of our common stock. However, all 3,220,298 outstanding shares of our Class A preferred stock are currently being held in escrow pursuant to an Escrow Agreement (the "Escrow Agreement") dated March 31, 1992 by and among us, all the original holders of outstanding shares of Class A preferred stock, J.W. Gant & Associates, Inc. (the underwriter for our 1992 initial public offering) and First Union National Bank ("Escrow Agent") under which the original holders have agreed that during the escrow period provided for in the Escrow Agreement they will not exercise any conversion rights with respect to the shares of Class A preferred stock held in escrow thereunder. Under the terms of the Escrow Agreement, the Escrow Agent was required to release the shares of Class A preferred stock held in escrow thereunder to the original holders only upon the Company's achieving certain performance targets during its first five full fiscal years following March 31, 1992. None of such performance targets were met. The Escrow Agreement further provided that following the Company's failure to meet such performance targets and the expiration of the escrow period, the Escrow Agent was to release the shares of Class A preferred stock held under the Escrow Agreement to the Company and the Company was to redeem such shares at par value ($.01 per share, or an aggregate of $32,203). The shares of Class A preferred stock held under the Escrow Agreement have not yet been released to the Company. At the board meeting held March 7, 2000, our board of directors resolved that the Company should take action to cause all outstanding shares of Class A preferred stock to be released from escrow so that such shares may be redeemed by the Company pursuant to the terms of the Escrow Agreement or on such other terms as may be agreed upon between the Company and the original holders of the Class A preferred stock. Such original holders include CTF, Inc. (a non-profit corporation of which Mr. Peters and his wife are the sole directors) and Mr. Pratt, who hold 1,156,182 and 165,169 shares, respectively, of the Class A preferred stock.

         Subject to adjustment for stock dividends, subdivisions, combinations, reorganizations and reclassifications, each share of our Series A, Class B preferred stock is convertible at the holder's election into four-ninths (4/9) of a share of our common stock (or an aggregate of 255,556 shares of common stock). Subject to adjustment for stock dividends, subdivisions, combinations, reorganizations and reclassifications, following November 5, 2000 each share of our Series B, Class B preferred stock is convertible at the holder's election into fifty shares of our common stock (or an aggregate of 1,564,500 shares of common stock).

         At any time, we may redeem all outstanding shares of our Series A, Class B preferred stock for $2.00 per share (or an aggregate of $1,150,000). At any time, we may redeem all outstanding shares of our Series B, Class B preferred stock for $100.00 per share (or an aggregate of $3,129,000), provided we have paid all declared dividends on the Series B, Class B preferred stock.

NO PREEMPTIVE RIGHTS

         Holders of the shares of capital stock do not have preemptive rights to subscribe for additional shares on a pro rata basis if and when additional shares are offered for sale by the Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         As of February 15, 2000, the Company had issued and outstanding 3,098,326 shares of common stock held by approximately 157 holders of record.


         From March 1994 through May 17, 2000 our Company's common stock was quoted on the Nasdaq OTC Bulletin Board under the symbol "VLPI". The range of high and low sales prices for the common stock as quoted on the OTC Bulletin Board are listed below for the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                                High            Low
                                                ----            ---
Fiscal Year 1998:    Quarter Ended:
-----------------    --------------

First Quarter        March 31, 1998             $0.45           $0.17
Second Quarter       June 30, 1998              $0.48           $0.22
Third Quarter        September 30, 1998         $0.38           $0.27
Fourth Quarter       December 31, 1998          $0.34           $0.23

Fiscal Year 1999:    Quarter Ended:
-----------------    --------------

First Quarter        March 31, 1999             $0.75           $0.25
Second Quarter       June 30, 1999              $0.56           $0.40
Third Quarter        September 30, 1999         $0.69           $0.44
Fourth Quarter       December 31, 1999          $3.00           $0.44

Fiscal Year 2000:    Quarter Ended:
-----------------    --------------

First Quarter        March 31, 2000             $3.38           $1.50

         We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings to fund the development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Our Certificate of Incorporation provides that we may not pay dividends on our common stock unless we have first paid all accrued dividends on our Series A, Class B preferred stock and have first paid dividends of $12.00 per share during the calendar year on our Series B, Class B preferred stock. Accrued dividends on our Series A, Class B preferred stock totaled $1,035,000 at December 31, 1999, and no dividends have been paid on our Series B, Class B preferred stock during 2000 through February 29, 2000. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our earnings, financial conditions, operating results and current and anticipated cash needs.

ITEM 2.       LEGAL PROCEEDINGS

         We are not currently party to any material legal proceedings. However, we are currently and may from time to time in the future become a party to various legal proceedings incidental to our business.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

         On November 5, 1999 and pursuant to an Exchange Agreement with C. Wilbur Peters, chairman of our board and our primary lender, we issued 31,290 shares of our Series B, Class B preferred stock to Mr. Peters in exchange for the release and discharge indebtedness totaling $3,035,535. The transaction was deemed to be exempt from registration under the Securities Act of 1933 (the "Securities Act") in reliance on Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering

         Since January 1, 1997 and pursuant to our 1991 Stock Option Plan we have issued options to purchase an aggregate of 1,828,875 shares of our common stock. On January 18, 2000 and in connection with the exercise of a stock option granted pursuant to our 1991 Stock Option Plan, we issued 100,000 shares of our common stock to Donald R. Podrebarac, our president and chief executive officer, for aggregate consideration of $12,500. On January 18, 2000 and in connection with the exercise of a stock option granted pursuant to our 1991 Stock Option Plan, we issued 1,875 shares of our common stock to Sandra Miller for aggregate consideration of $468.75. These transactions were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated under
Section 3(b) of the Securities Act, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such rule.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation provides that no director shall be liable to the Company for monetary damages for breach of fiduciary duty as a director except for liability for:

         o any breach of the duty of loyalty to the Company or its stockholders

         o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

         o unlawful dividends or unlawful stock repurchases or redemptions; or

         o any transaction from which the director derived an improper personal benefit

         Our Certificate of Incorporation and our Bylaws require us to indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. The Delaware General Corporation Law permits a corporation to indemnify a person for expenses, judgments, fines and amounts paid in settlement incurred in connection with actions, suits or proceedings (other than any actions by or in right of the corporation) brought against the person because the person was an officer or director of the corporation so long as the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action the person had no reasonable cause to believe his or her conduct was unlawful. The Delaware General Corporation Law permits a corporation to indemnify a person for expenses incurred in connection with actions, suits or proceedings by or in right of the corporation brought against the person because the person was an officer or director of the corporation so long as the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, provided that any such indemnity may be provided only to the extent the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification.

PART F/S

  The following financial statements are included herein:

                                                            Page
                                                            ----

  Independent Auditor's Report                              F-1

  Balance Sheet                                             F-2

  Statement of Operations                                   F-4

  Statement of Changes in Stockholders' Equity              F-6

  Statement of Cash Flows                                   F-7

  Notes to Financial Statements                             F-9

WAGNER NOBLE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS



                          INDEPENDENT AUDITOR'S REPORT



To the Stockholders and Board of Directors of Vital Living Products, Inc.

We have audited the accompanying balance sheet of Vital Living Products, Inc. as of December 31, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vital Living Products, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


As discussed in Note 17 to the financial statements, the Company's 1999 salary expense previously reported as $318,821 should have been $351,961, and 1998 salary expense previously reported as $308,523 should have been $339,329. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction. Also, as discussed in Note 17 to the financial statements, forgiveness of debt of $3,461,504, which was previously reported as an extraordinary item for the year ended December 31, 1999, has been restated as a contribution to additional paid in capital.


                                               Wagner Noble & Company

Charlotte, North Carolina,
March 1, 2000, except for Note 17,
as to which the date is July 25, 2000.

                           VITAL LIVING PRODUCTS, INC.

                                  BALANCE SHEET

                                DECEMBER 31, 1999


                                     ASSETS


CURRENT ASSETS:
   Cash                                                                          $661
   Accounts receivable, less allowance for doubtful accounts of $12,075       150,855
   Installment accounts receivable                                             19,191
   Inventory                                                                  280,072
                                                                           -----------
     Total current assets                                                     450,779

PROPERTY AND EQUIPMENT:
   Office furniture and equipment                                              37,215
   Warehouse equipment                                                         94,600
   Computer equipment                                                         126,577
   Vehicles                                                                    99,833
   Water service equipment                                                    443,141
   Leasehold improvements                                                      22,433
                                                                           -----------
                                                                              823,799
   Less accumulated depreciation                                              645,917
                                                                           -----------
     Net property and equipment                                               177,882

OTHER ASSETS:
   Installment accounts receivable                                             18,736
   Deferred costs, net of accumulated amortization of $45,852                  19,444
                                                                           -----------
                                                                               38,180
                                                                           -----------
                                                                             $666,841
                                                                           ===========


The accompanying notes to financial statements are an integral part of this statement.

                           VITAL LIVING PRODUCTS, INC.

                                  BALANCE SHEET

                                DECEMBER 31, 1999


                      LIABILITIES AND STOCKHOLDERS' EQUITY



CURRENT LIABILITIES:
   Bank overdrafts                                                            $38,626
   Trade accounts payable                                                      85,583
   Accrued interest payable to related party                                    3,709
   Demand notes payable to related parties                                    437,752
   Accrued dividends                                                        1,035,000
   Accrued payroll taxes                                                       16,800
   Current portion of long-term notes payable                                   6,450
   Other accrued liabilities                                                   73,473
                                                                          ------------
     Total current liabilities                                              1,697,393


LONG-TERM NOTES PAYABLE                                                         6,137


STOCKHOLDERS' EQUITY:
   Common stock, $.01 par value, 20,000,000 shares authorized;
     3,320,298 shares issued and 2,996,451 shares outstanding                  33,203
   Preferred stock - Class A, $.01 par value, 3,303,375 shares
     authorized, issued and outstanding                                        33,034
   Preferred stock - Class B, convertible, $.01 par value,
     1,000,000 shares authorized
       Series A - 575,000 shares outstanding                                1,150,000
       Series B - 31,290 shares outstanding                                 1,783,935
   Paid-in capital                                                          7,871,605
   Treasury stock, 323,847 shares, at cost                                    (75,000)
   Retained earnings (deficit)                                            (11,833,466)
                                                                          ------------
     Total stockholders' equity                                            (1,036,689)
                                                                          ------------
                                                                             $666,841
                                                                          ============



The accompanying notes to financial statements are an integral part of this statement.

                           VITAL LIVING PRODUCTS, INC.

                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                  1999          1998
                                                               -----------  -------------
REVENUES:
   Product sales                                               $1,521,004       $949,472
   Service revenues                                               426,017        446,640
                                                               -----------  -------------
     Total revenues                                             1,947,021      1,396,112

COST OF GOODS SOLD:
   Direct material costs                                          747,137        529,405
   Labor, taxes and fringes                                       293,785        365,395
   Travel, vehicle and other costs                                 82,812        119,680
   Lawsuit settlement costs                                        62,407             -
   Research and development costs                                  47,000             -
   Depreciation                                                    94,302         89,016
                                                               -----------  -------------
     Total cost of goods sold                                   1,327,443      1,103,496
                                                               -----------  -------------

GROSS MARGIN                                                      619,578        292,616

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
   Salaries, taxes and fringes                                    351,961        339,329
   Sales commissions and brokerage costs                          111,616         78,560
   Marketing, advertising and promotion                           304,936        187,605
   Travel and vehicle costs                                        47,051         39,801
   Professional fees and costs                                     91,161         53,309
   Bad debt expense                                                 5,198         26,202
   Office and telephone costs                                     110,959        106,585
   Depreciation and amortization                                   12,206         45,224
   Insurance and other                                             16,062         19,696
                                                               -----------  -------------
     Total selling, general and administrative expenses         1,051,150        896,311

INCOME (LOSS) FROM OPERATIONS                                   ($431,572)     ($603,695)
                                                               -----------  -------------


                                       Continued

                           VITAL LIVING PRODUCTS, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                  1999          1998
                                                               -----------  -------------

INCOME (LOSS) FROM OPERATIONS                                   ($431,572)     ($603,695)

OTHER REVENUES (EXPENSES):
   Interest expense                                              (369,951)      (479,796)
   Other                                                            6,404          7,897
                                                               -----------  -------------
     Total other revenues (expenses)                             (363,547)      (471,899)
                                                               -----------  -------------

NET INCOME (LOSS) BEFORE INCOME TAXES                            (795,119)    (1,075,594)

INCOME TAX (PROVISION) BENEFIT                                           -            -
                                                               -----------  -------------

NET INCOME (LOSS)                                               ($795,119)   ($1,075,594)
                                                               ===========  =============

BASIC INCOME (LOSS) PER COMMON SHARE                               ($0.31)        ($0.41)
                                                               ===========  =============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                      2,996,451      2,996,451
                                                               ===========  =============



The accompanying notes to financial statements are an integral part of this statement.

                           VITAL LIVING PRODUCTS, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                               Common Stock                                                                Class B,
                           --------------------                         Retained     Class A    Class B     Ser B       Total
                           Number of    $.01      Paid-in   Treasury    Earnings    Preferred  Preferred  Preferred  Stockholders'
                             Shares   Par Value   Capital     Stock     (Deficit)    Stock       Stock      Stock       Equity
                           ---------- --------- ----------- --------- ------------- ---------  ---------- ---------- -------------
BALANCE, December 31, 1997  3,320,298  $33,203   $4,346,155 ($75,000)  ($9,686,753)  $33,034   $1,150,000 $        -  ($4,199,361)

Dividends accrued on
  Series A, Class B,
  preferred stock at
  $.16 per share                    -        -            -        -      (138,000)        -            -          -     (138,000)

Services provided at no
  charge by stockholder                              30,806                                                                30,806

Net loss for the year
  ended December 31, 1998           -        -            -        -    (1,075,594)        -            -          -   (1,075,594)

                           ---------- --------- ----------- --------- ------------- ---------  ---------- ---------- -------------
BALANCE, December 31, 1998  3,320,298  $33,203   $4,376,961 ($75,000) ($10,900,347)  $33,034   $1,150,000 $        -  ($5,382,149)
                           ========== ========= =========== ========= ============= =========  ========== ========== =============

Dividends accrued on
  Series A, Class B,
  preferred stock at
  $.16 per share                    -        -            -        -      (138,000)        -            -          -     (138,000)

Services provided at no
  charge by stockholder                              33,140                                                                33,140

Issue of Series B,
  Class B Preferred stock,
  31,290 shares in
  exchange for debt                 -        -            -        -             -         -            -  1,783,935    1,783,935

Contribution to capital
  by related party                  -        -    3,461,504        -             -         -            -          -    3,461,504

Net loss for the year
  ended December 31, 1999           -        -            -        -      (795,119)        -            -          -     (795,119)

                           ---------- --------- ----------- --------- ------------- ---------  ---------- ---------- -------------
BALANCE, December 31, 1999  3,320,298  $33,203   $7,871,605 ($75,000) ($11,833,466)  $33,034   $1,150,000 $1,783,935  ($1,036,689)
                           ========== ========= =========== ========= ============= =========  ========== ========== =============


The accompanying notes to financial statements are an integral part of this statement.

                           VITAL LIVING PRODUCTS, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                  1999          1998
                                                               -----------  -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash received from customers and others                     $2,001,000     $1,410,661
   Cash paid to suppliers and employees                        (2,192,264)    (1,847,207)
   Interest paid                                                  (52,069)       (38,890)
                                                               -----------  -------------
     Net cash used by operating activities                       (242,333)      (475,436)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                             (54,740)       (60,202)

CASH FLOWS FROM FINANCING ACTIVITIES:
   (Payments) draws on bank overdraft, net                         (8,844)        45,103
   Net proceeds from demand notes payable to related parties      316,252        508,669
   Payments on notes payable                                       (6,203)        (2,979)
   Payments on obligations under capital leases payable to
         related party                                             (8,997)       (16,953)
                                                               -----------  -------------
     Net cash provided by financing activities                    292,208        533,840
                                                               -----------  -------------

NET DECREASE IN CASH                                               (4,865)        (1,798)

CASH, beginning of year                                             5,526          7,324
                                                               -----------  -------------

CASH, end of year                                                    $661         $5,526
                                                               ===========  =============


NON-CASH TRANSACTIONS:

  Preferred Series A, Class B dividends of $138,000 were accrued during each of the years ended December 31, 1999 and 1998.

  In June 1999, approximately $2,150,000 of capital lease obligations and related accrued interest along with accrued interest on a demand note payable were all forgiven by the related party to whom these amounts were owed.

  In November 1999, a demand note with a related party for approximately
   $3,036,000, related accrued interest of approximately $64,000, and certain equipment were exchanged for 31,290 shares of Preferred Series B, Class B stock. This stock was discounted to its fair market value of approximately $1,784,000.

  Certain salaries to Company employees totalling $33,140 and $30,806 were paid by a stockholder during the years ended December 31, 1999 and 1998, respectively.

                                       Continued

                           VITAL LIVING PRODUCTS, INC.

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


RECONCILIATION OF NET INCOME (LOSS) TO NET CASH USED
   BY OPERATING ACTIVITIES:


                                                                  1999          1998
                                                               -----------  -------------
     Net income (loss)                                          ($795,119)   ($1,075,594)
     Adjustments to reconcile net income (loss) to net cash
       used by operating activities:
          Depreciation and amortization                           106,507        133,945
          Decrease in accounts receivable                          52,773         32,853
          Increase in inventory                                   (47,594)        (2,306)
          (Increase) decrease in prepaid expenses                  28,247         (6,733)
          Increase (decrease) in trade accounts payable             7,961         (5,661)
          Increase (decrease) in accrued interest payable
             to related party                                      (6,425)       440,906
          Decrease in accrued payroll taxes                       (18,624)          (976)
          Increase (decrease) in accrued interest
             and other accrued liabilities                         72,494        (22,676)
          Services provided at no charge by stockholder            33,140         30,806
          Interest expense included in debt forgiveness           324,307              -
                                                               -----------  -------------
             Net cash used by operating activities              ($242,333)     ($475,436)
                                                               ===========  =============



The accompanying notes to financial statements are an integral part of this statement.

                           VITAL LIVING PRODUCTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
       NATURE OF BUSINESS - Vital Living Products, Inc. sells various water testing materials, including kits which test for lead, pesticides, bacteria, iron and other substances and conditions; vending machines, which dispense purified and filtered water at various locations, including grocery stores and shopping centers; and misting apparatus. It also sells and services water treatment equipment and water softeners and filters. The Company operates under the name American Water Service.

       FISCAL YEAR END CHANGE - Vital Living Products, Inc. has changed its fiscal year end to December 31 effective for the year ended December 31, 1998, and the accompanying financial statements for 1998 reflect operations for the twelve months then ended. The Company believes this change will better reflect the natural year end of its business cycle.

       RECEIVABLES, INSTALLMENT RECEIVABLES AND RESERVE FOR BAD DEBTS - The
         Company records amounts receivable for all earned revenues which have not been collected. Installment receivables result from installment equipment purchase contracts. These contracts generally have terms from 36 to 60 months, require interest payments calculated at 16% and require monthly installment payments of principal and interest. The purchased equipment under contract secures these receivables. The Company maintains an allowance for bad debts to reflect all receivables at estimated collectible balances.

       INVENTORY - Inventories include both raw materials and finished goods, each at first-in first-out cost, which is not in excess of market. The valuation of finished goods inventory includes the labor and overhead required for its production.

       PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost.
         Depreciation is provided by using both straight-line and accelerated methods over the estimated useful lives of the assets, which are:

              Office furniture and equipment        5 to 7 years

              Warehouse equipment                   7 years

              Computer equipment                    5 years

              Vehicles                              5 years

              Water service equipment               4 years

              Leasehold improvements                39 years

       DEFERRED COSTS - The Company has incurred certain costs related to product design, patents and trademarks. Management believes that these costs will be recovered through future operations, and accordingly, has capitalized them as described in Note 6.

       REVENUE RECOGNITION - Service revenues are from equipment which is installed in customers' facilities. This equipment may be rented from month-to-month and service revenues are recognized as earned and billed monthly. Revenues from product sales are recognized when such products are sold and shipped to customers.

       WARRANTY COSTS - The Company sells certain water purification equipment subject to warranties which extend to five to seven years. Warranty costs are nominal and are recorded in the period in which they are incurred.

       MARKETING, ADVERTISING AND PROMOTION COSTS - The Company expenses all marketing, advertising and promotion costs as incurred.

       STOCK-BASED COMPENSATION - The Company has a compensatory stock option plan under which it grants options to employees and agents. As all options granted to employees are at exercise prices which are equal to or greater than fair market value of the stock, the Company records no expense related to such grants. See Note 9. Stock options granted are valued using the Black Sholes valuation model and quoted prices for the Company's stock. When options are granted to non-employees, the transaction is accounted for based on the fair value of the consideration (goods and services) received or the fair value of the options granted, whichever is more reliably measurable.

       INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to certain related party payables not currently deductible for tax return purposes and to net operating loss carryforwards available to offset income in future years. The deferred tax assets represent the future tax return consequences of those differences. Valuation allowances are established, if necessary, to reduce the deferred tax assets to the amount that will more likely than not be realized.

       CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments to be cash equivalents.

       ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN:

       As shown in the accompanying financial statements the Company has incurred recurring losses from operations and resulting cash flow deficits. It also has current liabilities significantly in excess of current assets and a significant deficit in total stockholders' equity. These factors raise substantial doubt about the Company's ability to continue as a going concern as of December 31, 1999.

       Management continues to focus on its marketing and sales of water testing kits, which represent a relatively new product line. Management believes that this new line will help the Company to achieve profitability. The Company's ultimate ability to become profitable, however, is contingent on its achieving significantly higher sales levels. Until that occurs and until the

         Company generates positive cash flow from operations, additional outside funding will continue to be required. The Company has in place a credit line with Mr. Wilbur Peters, a related party and stockholder, as discussed in Note 4. The Company anticipates that this credit line will provide the necessary funding it requires for the next fiscal year. However, Mr. Peters is not required to make advances on such line of credit and as a result there is no guarantee that such funding will be available.

       The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.



3. FORGIVENESS OF DEBT - CONTRIBUTION OF CAPITAL:
       In June 1999, the Company entered into an agreement with Wilbur Peters, a related party and stockholder, under which it agreed to issue a new note to Mr. Peters for $3,035,535 in exchange for various notes, accrued interest, and other obligations totaling approximately $5,180,000. As a part of this transaction, Mr. Peters released the Company from approximately $2,150,000 in obligations (net), with the Company recording this amount as additional paid in capital. This note provided for the payment of interest at 6% per year. Interest was to be paid semiannually, and the note was to mature on June 30, 2001.



       In November 1999, Mr. Peters and the Company agreed to exchange this note, accrued interest on this note since June 30, and certain equipment for 31,290 shares of the Company's Class B, Series B preferred stock (see Note 10). The Company estimated the fair market value of the stock to be $1,783,395, which represented a discount of approximately 40% from its redemption price. It recorded the shares issued at that value and reclassified the balance of the indebtedness to additional paid in capital. Total debt reclassified to additional paid in capital for the year ended December 31, 1999, totaled $3,461,504.



4.  RELATED PARTY TRANSACTIONS:
       Through December 31, 1999, the Company had approximately $37,800 in borrowings outstanding on a $750,000 revolving line of credit from Wilbur Peters. This line of credit provides that advances will be made at the discretion of the lender and requires monthly interest payments at the LIBOR rate plus 1.5%. Interest accrued at December 31, 1999, was approximately $200. Interest expense on this note totals approximately $3,600 in the year ended December 31, 1999.

       The Company had borrowings from CTF, Inc., an affiliate of Mr. Peters, for $400,000 with accrued interest of approximately $3,500 at December 31, 1999. Interest expense for this note of approximately $41,100 and $42,400 was recorded during the years ended December 31, 1999 and 1998, respectively. The note is due on demand and has an interest rate of prime plus 2%.

       The Company leased vending machines, misting machinery and purification equipment, and four service vans from Mr. Peters through June 30, 1999. These obligations including accrued interest were forgiven by Mr. Peters in the agreement described in Note 3.

       CTF, Inc. owns the preferred Series A Class B stock and is owed
         $1,035,000 in accrued dividends. (See Note 10.)

       The salaries for the chief financial officer and vice-president of the Company and certain accounting personnel were paid by companies with which Mr. Peters is affiliated. These salaries have been recorded in the statements of operations, and the Company has also recorded additional capital contributions from Mr. Peters. (See Note 17.)


5.  INVENTORY:
       The Company's inventories as of December 31, 1999, consist of the following components:

                     Water testing kits                                              $197,021
                     Water treatment parts                                             63,931
                     Bottles and other                                                 19,120
                                                                                     --------
                                                                                     $280,072
                                                                                     ========

6.  DEFERRED COSTS:
       Deferred costs as of December 31, 1999, consists of the items shown below. These are being amortized on a straight-line basis over their estimated useful lives of from 5 to 17 years. Amortization expense recorded during the year ended December 31, 1999, totaled approximately $5,200.



                     Product design costs                                            $  8,558
                     Patents and trademarks                                            36,038
                     Non-compete agreement                                             14,500
                     Other                                                              6,200
                                                                                     --------
                                                                                       65,296
                     Less accumulated amortization                                     45,852
                                                                                     --------
                      Net deferred costs                                             $ 19,444
                                                                                     ========

7. LONG-TERM DEBT:
       The Company has a note payable to a bank at December 31, 1999, totaling
         $12,587. The interest rate on the note is 3.9%. Monthly payments of principal and interest total $569. This loan, which is secured by a vehicle at December 31, 1999, matures as follows:

                              YEAR                    AMOUNT
                              ----                    ------
                              2000                    $ 6,450
                              2001                      6,137
                                                      -------
                                                      $12,587
                                                      =======

            See Note 4 for discussion of related party notes payable.

8.  OBLIGATIONS UNDER CAPITAL LEASE:
       The Company leased four service vans from Wilbur Peters, a related party and stockholder, under capital lease agreements through June 1999, when these obligations were forgiven (see Note 3). Each of these leases required monthly payments of $416 of principal and interest at 8%. Interest expense incurred during the six months ended June 30, 1999, and the year ended December 31, 1998, was $975 and $1,845, respectively.

       In addition, the Company also leased certain vending machines, misting machines and water purification equipment from Mr. Peters under revolving five year lease agreements. At June 30, 1999, these leases were also forgiven (see Note 3). During the six months ended June 30, 1999, and year ended December 31, 1998, the Company accrued interest of $5,007 and $15,822, respectively, on these leases. Mr. Peters forgave the remaining lease obligations, all accrued interest, and all delinquent payments of principal and interest.

       Substantially all of this equipment is leased to the Company's customers on a month-to-month basis. As such, there are no minimum future rentals related to these leases.


9. COMMON STOCK OUTSTANDING, STOCK OPTION PLAN AND LOSS PER COMMON SHARE:
       The Company has 20,000,000 shares of authorized common stock, of which 2,996,451 shares are issued and outstanding and 323,847 shares are issued and held as treasury shares. A total of 4,970,056 common shares have been reserved for future issuance of stock through the exercise of stock options and the conversion of Class B preferred stock, as described below.

       The 1991 Stock Option Plan provides for granting options for up to 3,150,000 shares of the Company's common stock to key employees, directors, consultants, and agents of the Company. Options to be granted may be either incentive or non-statutory stock options, and restrictions apply to both the grant and exercise of options. As of the date of this report, options for 1,980,543 shares have been granted to key employees and agents. Options extend contractually for ten years. Non-qualified options vest fully at the time of grant while incentive stock options issued to employees vest ratably over four years. The following is a summary of option activity during the years ended December 31, 1999 and 1998.

       Activity for non-qualified stock options (primarily non-employees) was as follows:

                                                  December 31, 1999        December 31, 1998
                                               ----------------------   ------------------------
                                                             Exercise                   Exercise
                                                Shares        Price*      Shares         Price*
                                               --------      --------   -----------     --------

        Outstanding at beginning of year       1,943,668       $0.188      1,941,668      $0.187
        Granted                                   10,000        1.000          2,000       0.250
        Exercised                                     --           --             --          --
        Expired or forfeited                          --           --             --          --
                                               ---------                   ---------
        Outstanding at end of year             1,953,668        0.192      1,943,668       0.187
                                               =========                   =========
        Exercisable at end of year             1,953,668       $0.192      1,943,668      $0.187
                                               =========                   =========
        *weighted average



       Exercise prices for options outstanding at December 31, 1999, range from $.125 to $1.12 per share.

         Total shares by exercise price are as follows:

                                            Options       Options             Remaining
                Exercise Price            Outstanding    Exercisable       Contractual Life*
                ---------------           -----------    -----------       -----------------
                    0.125                   1,820,000     1,820,000                  7.5 yrs
                    0.250                       2,000         2,000                  8   yrs
                    1.000                      10,000        10,000                 10   yrs
                    1.120                     121,668       121,668                  3   yrs
                                            ---------     ---------
                                            1,953,668     1,953,668
                                            =========     =========

-------------
*weighted average

       Activity for incentive stock options (granted to employees) was as follows:

                                                  December 31, 1999        December 31, 1998
                                               ----------------------   ------------------------
                                                             Exercise                   Exercise
                                                Shares        Price       Shares         Price
                                               --------      --------   -----------     --------
        Outstanding at beginning of year          48,500       $0.25              --      $  --
        Granted                                       --          --          48,500       0.25
        Exercised                                     --          --              --         --
        Expired or forfeited                     (21,625)       0.25              --         --
                                               ---------       -----       ---------      -----
        Outstanding at end of year                26,875        0.25          48,500      $0.25
                                               =========       =====       =========      =====
        Exercisable at end of year                 8,125       $0.25              --         --
                                               =========       =====       =========      =====

      The Company has recorded no compensation expense under this plan during 1999 or 1998, as options have been granted at prices which are greater than or equal to fair market value of the stock at the dates of the grant. Since the Company is not required to adopt the fair value based recognition provisions prescribed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, it has elected only to comply with the disclosure requirements set forth in the statement.

      During 1999, the Company granted options for 10,000 shares to a vendor.
         Exercise price of these options is $1.00 per share. At the grant date, the fair market value of the Company's common stock was $.625 per share. Based on the value of services received from this vendor and the amount paid in cash by the Company, the Company determined the value of the options granted to approximate zero. Accordingly, it recorded no additional expense based on the grant of the options.

       During 1999, the Company granted options for 48,500 shares to employees.
         Using the Black Sholes valuation model, it calculated the value of those shares to be approximately $.25 each. This valuation included the following assumptions: risk-free interest rate - 4.8%; expected life - 4 years; expected volatility - 90%; expected dividends - none. The Company estimated that 60% of these options will vest. Exercise price of these options is $.25 per share. At the grant date, the fair market value of the Company's common stock was approximately $.25 per share. No value was assigned to the 2,000 options granted to a non-employee, as they were otherwise paid for services at fair market value.


      Had the Company recorded expense for these grants under FASB Statement
         123, it would have recorded additional compensation cost of $1,819 in both 1999 and 1998. Pro-forma net income (loss) and per share amounts for each year would be as follows:


                                                       1999            1998
                                                    ---------      ------------
                 Net Income (Loss), as reported     $(795,119)     $(1,075,594)
                 Pro-forma Net Income (Loss)        $(796,938)     $(1,077,413)

                 Pro-forma Basic Income (Loss)
                  per Common Share                  $   (0.31)     $     (0.41)


       Basic earnings (loss) per common share has been computed based on the weighted average number of common shares outstanding. As there were no changes in common stock outstanding during the years ended December 31, 1999 and 1998, the weighted average number of common shares outstanding is the same as common shares issued and outstanding at year end 1999.


       No calculation has been presented for diluted earnings per share for either period. The inclusion of shares for the effect of any options or preferred stock would be anti-dilutive because the Company has losses for both years. The calculation of basic earnings (loss) per common share is based on the Company's net income (loss) adjusted for the amount of preferred dividends accrued ($138,000) during each of the years ended December 31, 1999 and 1998.

10.  PREFERRED STOCK:
       The Company has authorized 3,303,375 shares of class A preferred stock with a par value of one cent per share. Each share of this class of stock, which is nonvoting and has no dividend rights, has a liquidation preference of $.01 per share and is convertible at the holder's option into one share of the Company's common stock. However, all outstanding shares of Class A preferred stock are currently held in escrow under an agreement with its original holders which prohibits the holders from converting the shares as long as they are being held in escrow. Since certain financial thresholds were not met in prior years, under the terms of the escrow agreement the shares of Class A preferred stock are required to be released from escrow to the Company and the Company is required to redeem such shares at $.01 per share ($33.034 in the aggregate). The Company has requested that the escrow agent release the certificates representing the outstanding shares of class A preferred stock so that the Company may redeem such shares.

       Also, the Company has authorized 1,000,000 shares of Class B preferred stock with a par value of one cent per share. Its Series A, Class B preferred shares have a liquidation preference of $.01 per share ($5,750 in aggregate), provide for the payment of dividends at 12% per annum, are redeemable at any time at the Company's option at $2.00 per share ($1,150,000 in aggregate), and are convertible by the holder into shares of common stock at a ratio of 4/9 of a share of common for each preferred share tendered. Holders of this Series A, Class B preferred stock have the right to elect a majority of the Board of Directors. Dividends accrued on these shares through December 31, 1999, totaled $1,035,000 ($1.80 per share), including accrued dividends of $138,000 in both 1999 and 1998.

       In November 1999, the Company issued 31,290 shares of its new Series B,
         Class B, preferred shares in exchange for a note payable and equipment held by Wilbur Peters. The note totaled $3,035,535, and the Company discounted the preferred stock exchanged for these to $1,783,935, to reflect the estimated fair market value of the stock. This new series of stock is non-voting. Dividends are non-cumulative, and any dividends to be paid on these shares are subordinate to all accrued dividends on the Company's Series A, Class B preferred stock. Dividends on these shares may not exceed $12 per year per share.

       The Class B, Series B shares carry a $10 per share ($312,900 in aggregate) liquidation preference, and they may be redeemed by the Company at $100 per share ($3,129,000 in aggregate). After one year from the date of issuance, each share is convertible by the holder into 50 shares of the Company's common stock. No dividends have been declared on this class of stock since its issuance.


11.  FINANCIAL INSTRUMENTS:
       Except for accrued dividends, the Company estimates the fair value of all financial instruments to be equal to the book value reflected in the accompanying financial statements. The Company estimates that the fair value of accrued dividends is less than their carrying amount as they will not be paid until future periods. As the timing of such payment cannot presently be determined, it is not practicable to calculate a net present value of the liability or to estimate its fair value.

12.  OPERATING LEASES:
       The Company exercised an option to extend its existing lease for office and warehouse space through March 31, 2002. This extension requires monthly lease payments of $3,400 beginning April 1, 2000 through March 31, 2002. Rent expense, for the years ended December 31, 1999 and 1998, was approximately $38,000 and 37,000, respectively. Future rent payments under the terms of the extended lease agreement for the years ending December 31, 2000, 2001, and 2002 is approximately $40,000, $41,000 and $10,000, respectively.


13.  INCOME TAXES:
       At December 31, 1999, net noncurrent deferred tax assets of approximately
         $2,610,000 resulted mainly from net operating losses. A valuation allowance for the entire $2,610,000 has also been established due to the Company's uncertain financial condition (See Note 2).

        The components of the net noncurrent deferred tax assets and related valuation allowance are as follows:


                  Deferred tax assets:
                    Federal                          $2,550,000
                    State                                60,000
                                                     ----------
                      Total deferred tax assets       2,610,000
                  Valuation allowance                 2,610,000
                                                     ----------
                      Net deferred tax assets        $       --
                                                     ==========

       At December 31, 1998, the Company had net noncurrent deferred tax assets of approximately $3,882,000, along with a corresponding valuation allowance of the same amount. The $1,272,000 decrease in the noncurrent deferred tax assets as of December 31, 1999, and the deferred tax provision which would be reflected on the Company's statement of operations has been offset by a corresponding decrease in the valuation allowance. The statement of operations therefore reflects no deferred tax provision.

       As the Company has substantially no taxable income to date, it has recorded no current provision for income taxes for the years ended December 31, 1999 and 1998. Significant differences existed in the year ending December 31, 1999, between the income reported in the Company's financial statements and its tax returns. These include the debt forgiveness income from a related party and the utilization of net operating loss carryforwards.

       As of December 31, 1999, the Company has net operating loss carryforwards of approximately $7,505,000 for federal income tax purposes.

                                                       NET OPERATING LOSS
           YEAR OF EXPIRATION                                AMOUNT
           ------------------                          ------------------
                 2007                                       $1,034,000
                 2008                                        3,573,000
                 2009                                          835,000
                 2010                                          541,000
                 2011                                          559,000
                 2012                                          242,000
                 2013                                          441,000
                 2014                                          280,000
                                                            ----------
                                                            $7,505,000
                                                            ==========

       Various state net operating loss carryforwards are also available for use in reducing apportioned state taxable income. The most significant of these is approximately $850,000 in North Carolina.

       The deferred tax benefit (provision) for the years ended December 31, 1999 and 1998 are as follows:


                                                         1999           1998
                                                     -----------      ---------
              Deferred tax benefit (provision) -
                   Federal                           $  (938,000)     $ 272,000
                   State                                 (33,400)        61,000
                                                     -----------      ---------
                                                      (1,272,000)       333,000
              Change in valuation allowance            1,272,000       (333,000)
                                                     -----------      ---------
              Net deferred tax provision             $        --      $      --
                                                     ===========      =========

     The deferred provisions for 1999 and 1998 differ from amounts which would be calculated at statutory rates due to changes in the valuation allowance and the expiration of loss carryforwards for state purposes. In 1999, a portion of the debt forgiveness described in Note 3 was treated as income for tax return purposes and had the effect of increasing the deferred tax provision by $1,543,000, before reflecting the change in the valuation allowance.



14.  SUPPLEMENTARY FINANCIAL INFORMATION:
       Marketing, advertising and promotion costs include the following for the years ended December 31, 1999 and 1998:

                                                                          1999             1998
                                                                       ---------         ---------
                  Advertising                                          $  49,625         $ 101,015
                  Promotions                                             162,545            21,016
                  Trade shows                                             43,077            45,710
                  Public relations and other                              49,689            19,864
                                                                       ---------         ---------
                                                                       $ 304,936         $ 187,605
                                                                       =========         =========


15.  MAJOR CUSTOMERS:
       Sales to three major customers comprised approximately 18%, 13% and 13% of total sales for the year ended December 31, 1999. Sales to one major customer comprised approximately 15% of total sales for the year ended December 31, 1998.


16.  CONTINGENCIES:
       The Company is involved in commercial litigation in the normal course of its business. The Company does not expect any losses which would materially affect the financial statements for the year ended December 31, 1999 as presented.

       A significant portion of the Company's sales market is in hardware and home center stores. Therefore, the Company's ability to make future sales is dependent upon these retail markets.

17.  PRIOR PERIOD ADJUSTMENT AND REVISION:
       The Company has adjusted its balance in retained earnings (deficit) as of January 1, 1999 and 1998, to reflect additional salaries paid by an affiliated company as follows:

                                                                          1999              1998
                                                                       ------------      ------------
                  Retained earnings (deficit) at beginning of year:
                    As previously reported                             $(10,720,238)     $ (9,537,450)
                    Adjustment for additional salaries
                     paid by stockholder                                   (180,109)         (149,303)
                                                                       ------------      ------------
                  Retained earnings (deficit) at
                     beginning of year, as restated                     (10,900,347)       (9,686,753)
                  Dividends accrued on Series A, Class B,
                     preferred stock                                       (138,000)         (138,000)
                  Net income (loss), (as restated)                         (795,119)       (1,075,594)
                                                                       ------------      ------------
                  Retained earnings (deficit) as restated
                                                                       $(11,833,466)     $(10,900,347)
                                                                       ============      ============


       The Company's chief financial officer and certain accounting personnel are employees of a company affiliated with Mr. Wilbur Peters. These salaries had previously been paid by this affiliated company and had not been recorded as expenses of the Company. A historical analysis of their time devoted to the Company was prepared and the expense of their salaries calculated. This adjustment reflects this correction by increasing salary expense and reducing income in the year ended December 31, 1999 by $33,140 ($.01 per share) and by increasing salary expense and increasing the net loss in the year ended December 31, 1998 by $30,806 ($.02 per share). This change has no effect on the tax provision for either year. The Company has revised its financial statements from the version previously issued to reflect these changes.


      Also, the $3,461,504 forgiveness of debt referred to in Note 3 was previously reported as an extraordinary item in the statement of operations. The financial statements have been revised to reflect this amount as a contribution to additional paid in capital in the year ended December 31, 1999. This revision reduced net income by $3,461,504 ($1.15 per share).

PART III

ITEM 1.       INDEX TO EXHIBITS

              The following exhibits required by Part III of Form 1-A are filed herewith:

     Exhibit No.  Document Description
     -----------  --------------------

         2.1*     Certificate of Incorporation

         2.2* Certificate of Designation Setting Forth the Preferences, Rights and Limitations of Series A, Class B Preferred Stock of Vital Living Products, Inc.

         2.3* Certificate of Designation of Series B, Class B Preferred Stock Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of such Series of Class B Preferred Stock

         2.4*     Bylaws of Vital Living Products, Inc.

         6.1*     Vital Living Products, Inc. 1991 Stock Option Plan

         6.2* Instrument of Forgiveness of Indebtedness dated June 30, 1999 by C. Wilbur Peters

         6.3*     Note in favor of C. Wilbur Peters dated June 30, 1999

         6.4* Revolving Credit Note dated July 1, 1999 in favor of C. Wilbur Peters

         6.5* Exchange Agreement dated November 5, 1999 between the Company and C. Wilbur Peters

         6.6*     Promissory Note in favor of CTF, Inc. dated September 1, 1992

         6.7* Escrow Agreement dated March 31, 1992 between the Company, Henry H. Mummaw, Brian E. Huey, Joseph W. Mummaw, Larry C. Pratt, CTF, Inc., J.W. Gant & Associates, Inc. and First Union National Bank

         27       Financial Data Schedule (filed in electronic format only)

* These exhibits were previously filed.

ITEM 2.       DESCRIPTION OF EXHIBITS

              See Part III, Item 1.

                                   SIGNATURES



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on July 31, 2000.



                                    VITAL LIVING PRODUCTS, INC.



                                    By:  /s/ Donald R. Podrebarac
                                         Donald R. Podrebarac
                                         President and Chief Executive Officer